Exhibit 99.1

Bilibili Inc. to Hold Annual General Meeting on June 28, 2024

SHANGHAI, China, April 9, 2024 (GLOBAL NEWSWIRE) — Bilibili Inc. (“Bilibili” or the “Company”) (NASDAQ: BILI and HKEX: 9626), an iconic brand and a leading video community for young generations in China, today published a circular (the “AGM Circular”) to provide shareholders with information on the proposals that will be put forward at the Company’s annual general meeting of the shareholders (the “AGM”) for shareholders’ approval and a notice of the AGM (the “AGM Notice”). The AGM will be held at Building 3, Guozheng Center, No. 485 Zhengli Road, Yangpu District, Shanghai, People’s Republic of China on June 28, 2024 at 4:30 p.m. (Hong Kong time), to consider and vote on the resolutions set forth in the AGM Notice. The AGM Circular, AGM Notice and form of proxy for the AGM are available on the Company’s investor relations website at http://ir.bilibili.com.

Holders of record of ordinary shares of the Company at the close of business on May 23, 2024, Hong Kong time, are entitled to attend and vote at the AGM and any adjourned meeting thereof. Holders of the Company’s American depositary shares as of the close of business on May 23, 2024, New York time, who wish to exercise their voting rights for the underlying Class Z ordinary shares of the Company must act through the depositary of the Company’s American depositary share program, Deutsche Bank Trust Company Americas.

Bilibili has filed its annual report on Form 20-F, including its audited financial statements, for the fiscal year ended December 31, 2023, with the U.S. Securities and Exchange Commission. Bilibili’s Form 20-F can be accessed on the Company’s investor relations website at http://ir.bilibili.com and on the SEC’s website at http://www.sec.gov.

About Bilibili Inc.

Bilibili is an iconic brand and a leading video community with a mission to enrich the everyday lives of young generations in China. Bilibili offers a wide array of video-based content with All the Videos You Like as its value proposition. Bilibili builds its community around aspiring users, high-quality content, talented content creators and the strong emotional bonds among them. Bilibili pioneered the “bullet chatting” feature, a live comment function that has transformed our users’ viewing experience by displaying the thoughts and feelings of audience members viewing the same video. The Company has now become the welcoming home of diverse interests among young generations in China and the frontier for promoting Chinese culture across the world.

For more information, please visit: http://ir.bilibili.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Statements that are not historical facts, including but not limited to statements about Bilibili’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to those included in the Company’s filings with the U.S. Securities and Exchange Commission and The Stock Exchange of Hong Kong Limited. All information provided in this announcement and in the attachments is as of the date of this announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Bilibili Inc.

Juliet Yang

Tel: +86-21-2509-9255 Ext. 8523

E-mail: ir@bilibili.com

Piacente Financial Communications

Helen Wu

Tel: +86-10-6508-0677

E-mail: bilibili@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: bilibili@tpg-ir.com

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